

Annuals reports

LOVEBOX INC
For the period ended December 31, 2021

NEW YORK
60 Broad Street
(Suite 3502)
New York NY 10004

T. 646 356 0460
F. 646 349 2240

MIAMI
1200 Brickell Ave
(Suite 1960)
Miami, FL 33131

T. 305 600 4405
F. 305 514 0098

SAN FRANCISCO
600 California St
(11th Floor)
San Francisco, CA 94108

T. 415 596 6045
F. 646 349 2240

LOS ANGELES
5670 Wilshire Blvd
(Suite 1802)
Los Angeles, CA 90036

T. 424 444 3911

BOSTON
50 Milk Street
(16th Floor)
Boston, MA 02109

T. 617 583 1353
F. 646 349 2240

ATLANTA
260 Peachtree St NW
(Suite 2200)
Atlanta, GA 30303

T. 770 615 8174

Unaudited financial statements

Table of Contents

Independent Accountant's Review Report

To the Shareholders of Lovebox INC,

I have reviewed the accompanying financial statements of Lovebox Inc., which comprise the balance sheet as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of Lovebox Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Aline Darmouni, CPA
Orcom US

Miami, August 21st, 2023.

Balance Sheet Comparison

As of December 31, 2021

	As of Dec 31, 2021	Total As of Dec 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
5127001 TRANSFERWISE LOVEBOX INC (USD)	543,636.58	1,069,110.26
5127002 TRANSFERWISE LOVEBOX INC (EUR)	126.60	61.32
5127003 Bank of The West	2,823.06	6,062.06
5127004 TRANSFERWISE LOVEBOX INC (GBP)	393.63	
5127005 PayPal Bank	1,513.73	23,070.62
5128001 Spendesk	8,786.34	7,994.13
Total Bank Accounts	**557,279.94**	**1,106,298.39**
Accounts Receivable		
4110000 Accounts Receivable (A/R)	15,129.38	118,799.27
Total Accounts Receivable	**15,129.38**	**118,799.27**
Other Current Assets		
3710001 Inventory Asset	1,258,048.51	344,807.24
4675000 Due to SAS LOVEBOX.LOVE	672,335.00	540,837.80
4675001 Due to/from Jean Gregoire	100.00	100.00
4860001 Prepaid Expenses	542.00	1,076.12
Total Other Current Assets	**1,931,025.51**	**886,821.16**
Total Current Assets	**2,503,434.83**	**2,111,918.82**
Fixed Assets		
215500 3D laser printer	5,376.74	
280000 Accumulated Depreciation	-179.22	
Total 215500 3D laser printer	**5,197.52**	
Total Fixed Assets	**5,197.52**	**0.00**
TOTAL ASSETS	**$2,508,632.35**	**$2,111,918.82**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
4010001 Accounts Payable (A/P)	83,762.20	70,435.13
Total Accounts Payable	**83,762.20**	**70,435.13**
Other Current Liabilities		
4081000 Accrued expenses	2,985,893.78	1,968,000.73
4440000 Federal Income Tax Payable	-30,320.00	-30,320.00
4440001 State/Local Income Tax Payable	40.00	40.00
4455100 Sales Tax Payable on Sales	48,422.92	64,982.18
Total Other Current Liabilities	**3,004,036.70**	**2,002,702.91**
Total Current Liabilities	**3,087,798.90**	**2,073,138.04**
Total Liabilities	**3,087,798.90**	**2,073,138.04**
Equity		
1013000 Common stock	100.00	100.00
1041100 Retained Earnings	38,680.78	
Net Income	-617,947.33	38,680.78
Total Equity	**-579,166.55**	**38,780.78**
TOTAL LIABILITIES AND EQUITY	**$2,508,632.35**	**$2,111,918.82**

Profit and Loss Comparison

January - December 2021

	Total	
	Jan - Dec 2021	Jan - Dec 2020 (PY)
INCOME		
7010000 Income on the sales of product		
Sales - B2C		
7011100 Shopify	4,085,571.04	
7011201 Sales - Foreign	25,902.24	3,580.48
7085000 Shipping income	201,189.02	
7091000 Refunds-Allowances	-117,571.50	-72,124.11
7092100 Discounts Shopify	-379,362.48	
Total 7011100 Shopify	**3,815,728.32**	**-68,543.63**
7011200 Amazon	1,234,722.20	
7085100 Shipping income Amazon	22,020.86	
7092900 Retail discounts Amazon	-5,126.36	
Total 7011200 Amazon	**1,251,616.70**	
Total Sales - B2C	**5,067,345.02**	**-68,543.63**
Total 7010000 Income on the sales of product	**5,067,345.02**	**-68,543.63**
Sales - B2B		
7012100 Shopify	772,907.12	4,434,427.83
7085300 Shipping Income	13,306.00	236,279.96
7085200 Shipping Income Faire.com	75.46	
Total 7085300 Shipping Income	**13,381.46**	**236,279.96**
7092000 Retail discounts Shopify	-335,704.88	-722,629.73
Total 7012100 Shopify	**450,583.70**	**3,948,078.06**
Total Sales - B2B	**450,583.70**	**3,948,078.06**
Total Income	**5,517,928.72**	**3,879,534.43**
COST OF GOODS SOLD		
6010000 Supplies & Materials - COGS	2,143,239.25	1,436,914.70
Inventory Variance	-683,100.21	-267,267.41
Total 6010000 Supplies & Materials - COGS	**1,460,139.04**	**1,169,647.29**
6011000 Amazon inventory ajustment	-2,918.40	
6080008 Customs Duty - COGS	157,141.94	149,089.43
Inventory Variance	-72,542.39	-20,949.78
Total 6080008 Customs Duty - COGS	**84,599.55**	**128,139.65**
6081002 Freight Insurance - COGS	4,570.70	2,453.09
6081006 Freight & Delivery - COGS	290,315.41	183,605.77
Inventory Variance	-157,598.67	-56,590.05
Total 6081006 Freight & Delivery - COGS	**132,716.74**	**127,015.72**
6081008 Other logistics costs	574,516.19	307,793.86
6270006 Merchant account fees		
6081003 Shopify - Commission	83,357.75	79,197.39
6081004 Amazon - Commission	215,714.95	
6081005 Faire - Commission	505.40	
6270005 Paypal - Commission	33,605.10	28,801.43
Total 6270006 Merchant account fees	**333,183.20**	**107,998.82**
Total Cost of Goods Sold	**2,586,807.02**	**1,843,048.43**
GROSS PROFIT	**2,931,121.70**	**2,036,486.00**

	Total	
	Jan - Dec 2021	Jan - Dec 2020 (PY)
EXPENSES		
6064100 Other General and Admin Expenses	136.25	
6160002 Insurance	1,618.12	1,082.03
6226001 Other Cost of services	2,967,100.00	1,965,950.73
6226002 Legal & Professional Fees		
6226003 Accounting fees	24,574.59	19,906.05
6226003 Legal Fees		918.78
Total 6226002 Legal & Professional Fees	**24,574.59**	**20,824.83**
6228001 Software	4,646.26	901.25
6230003 Advertising	289,469.50	3,267.44
6230031 Amazon	88,766.72	
Total 6230003 Advertising	**378,236.22**	**3,267.44**
6234000 Gifts	863.94	
6251000 Travel	9,554.64	
6270000 Bank Charges	75.00	
6270001 Bank of the West Fees	1,897.26	675.57
6270003 Transferwise Fees	3,918.18	1,376.07
Total 6270000 Bank Charges	**5,890.44**	**2,051.64**
6378000 Taxes & Licenses	80.00	
6511000 Dues & Subscriptions	911.40	
6511001 AMZN Subscriptions	115.39	
Total 6511000 Dues & Subscriptions	**1,026.79**	
Total Expenses	**3,393,727.25**	**1,994,077.92**
NET OPERATING INCOME	**-462,605.55**	**42,408.08**
OTHER INCOME		
7660001 Exchange gain	20.43	803.11
7660002 Unrealized Exchange Gain	-24,690.76	26,590.13
7780002 Other income	4,208.19	1,682.70
Total Other Income	**-20,462.14**	**29,075.94**
OTHER EXPENSES		
6660003 Unrealized exchange loss	98,713.77	
6660004 Exchange Loss	4,930.55	17,669.66
6712000 Penalties & Settlements	1,485.36	
6713000 Charitable contributions	28,400.00	8,000.00
6780002 Other expenses	1,170.74	2,413.58
681000 Depreciation	179.22	
6950000 Corporate income tax payable		4,680.00
6950001 State income tax payable		40.00
Total Other Expenses	**134,879.64**	**32,803.24**
NET OTHER INCOME	**-155,341.78**	**-3,727.30**
NET INCOME	**$ -617,947.33**	**$38,680.78**

Cash flow statement

January - December 2021

	2021	2020	Variation
Cash and cash equivalent - Opening balance	**$ 1,106,298.39**		**$ 1,106,298.39**
Cash flows from operating activities	**$ (543,642)**	**$ 1,106,198**	**$ (1,649,840)**
P&L	**$ (617,947)**	**$ 38,681**	**$ (656,628)**
Net Loss from Operations	$ (617,947)	$ 38,681	$ (656,628)
Changes in assets	**$ (940,355)**	**$ (1,005,620)**	**$ 65,265**
Accounts receivables, net	$ 103,670	$ (118,799)	$ 222,469
Inventory	$ (913,241)	$ (344,807)	$ (568,434)
Intercompany	$ (131,497)	$ (540,938)	$ 409,441
Prepaid expenses	$ 534	$ (1,076)	$ 1,610
Depreciation	$ 179		$ 179
Changes in liabilities	**$ 1,014,661**	**$ 2,073,138**	**$ (1,058,477)**
Loan			$ -
Accounts payable	$ 13,327	$ 70,435	$ (57,108)
Accrued expenses	$ 1,017,893	$ 1,968,001	$ (950,108)
Income tax payable		$ (30,280)	$ 30,280
Sales tax payable	$ (16,559)	$ 64,982	$ (81,541)
Other liabilities			
Cash flows from investing activities	**$ (5,377)**	**$ -**	**$ (5,377)**
Loan organisation fee			$ -
Loan organisation fee - Amortization			$ -
Laser printer	$ (5,377)		$ (5,377)
Cash flows provided by financing activities	**$ -**	**$ 100**	**$ (100)**
Short Term Debt			
Change in Equity		$ 100	
Net change in cash and cash equivalent	$ (549,018)	$ 1,106,298	$ (1,655,317)
Cash and cash equivalent - Closing balance	**$ 557,280**	**$ 1,106,298**	**$ (549,018)**
	$ 557,280	$ 1,106,298	$ (549,018)
	$ -	$ -	$ -
Cash Burn rate	-101.50%	100.00%	-201.50%



Change in Stockholder's equity

January – December 2021

	Preferred Stock		Common Stock		Membership Units	Additional Paid-in Capital	Retained Earnings	TOTAL
	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2020			1,000,000	$ 100.00				$ 100.00
Issuance of stock								$ -
Net gain							38,680.78	$ 38,680.78
ENDING BALANCE, DECEMBER 31, 2020	$ -		1,000,000	$ 100.00	$ -	$ -	$ 38,680.78	$ 38,780.78
Issuance of stock								$ -
Net loss							(617,947.33)	$ (617,947.33)
ENDING BALANCE, DECEMBER 31, 2021	$ -		1,000,000	$ 100.00	$ -	$ -	(579,266.55)	$ (579,166.55)

Note to the financial statements

Note 1   *Organization*

Lovebox Inc is a company that specializes in both retail and wholesale of a device known as "the Lovebox." "The Lovebox" is a connected, messaging device that pairs with an app to go beyond regular communication and deliver special expressions of affection.
Lovebox Inc was established in March 2020, in the state of Delaware, with its headquarters located in France.

Note 2   *Summary of Significant accounting Policies*

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. These are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Inventory Valuation

Inventories are stated at a lower of cost or net realizable value. Cost is determined using n a first-in, first-out basis or market value includes all direct costs of acquisition, production, and other costs incurred to bring the inventory to its present location such as freight and duties.

Revenue recognition
According to Accounting Standards Codification (ASC) 606, revenue recognition takes place when the seller fulfills their performance obligations. Typically, this occurs when control over goods or services is transferred to customers.

Accounts receivable

Accounts receivable refers to the outstanding payments from end-users for completed transactions. The recorded amount represents the Company's estimated collectible balances at the end of each reporting period. The Company follows the allowance method, in accordance with generally accepted accounting principles, to account for potential bad debts.

Property and Equipment, Net

Property and equipment are presented on the financial statements at their initial cost, adjusted for accumulated depreciation and amortization. When these assets are no longer in use or are sold, their cost and accumulated depreciation and amortization are eliminated from the accounts. Any gain or loss arising from such disposal is recorded in the consolidated statements of operations during the period in which it occurs. Routine maintenance and repairs that do not improve or prolong the asset's useful life are expensed as operating expenses when they are incurred.

Description	Estimated useful life (in years)
Equipment, Furniture and Fixtures	3 − 7

Notes 3 Expenses

The Company is involved in a cost-sharing agreement with the parent company Lovebox SAS. The agreement outlines cost-sharing arrangements for the general operating expenses that are supported by the French company. Costs are allocated based on group profit and recognized as expenses in relevant categories.

Notes 4   Income Taxes

There is no income tax due for the fiscal year 2021.
The current year's taxable income is $ (469,855)
The company has Federal Net Operating Losses carried forward of $ 469,855 as of December 31st, 2021.

Note 5   Stockholder's Equity

Lovebox Inc has authorized a total of 1,000,000 shares of common stock. The Equity of the company is held 100% by the French corporation Lovebox SAS.